

FARTHEST STAR SAKE

BREWERY AND TAPROOM CONCEPT

CRAFT BREWERIES IN NEW ENGLAND



CONNECTICUT: 85

VERMONT: 65

RHODE ISLAND: 24

NEW HAMPSHIRE: 78

MASSACHUSETTS: 156

MAINE: 127

MASS. BREW BROS.



Sake breweries in New England:

ZERO.

Let's change that.

FARTHEST STAR SAKE






- ★ Fresh, local sake
- ★ Fun taproom with games and snacks
- ★ Opportunities for education to build understanding of delicious sake

MEET TODD BELLOMY



★ Sake brewer with 10+ years of sake research in the US + Japan

★ Sole brewer for Dovetail Sake for 4 years

★ Experienced in brand creation + execution

★ Skilled at sales + sales support

★ Not afraid of hard work







SAKE EDUCATOR


BEER
CELLAR
Beer


NJ3



COMMITTED TO SPREADING THE WORD

Todd Bellomy featured in Japanese press, Channel 5's Chronicle, and on the radio with Callie Crossley


abc
#WCVB
#Chronicle5


BOSTON
PUBLIC


食人気で
マイクロブリュワリーの一つ、ドウブテイル社のトッド・ベロミーさん。経営、醸造だけでなく地元レストランへの配達も１人でこなしている
（米国ボストン郊外）
OMORI NIGORI

WE CAN MAKE SAKE THE NEXT CRAFT BEVERAGE

★ Complex & Delicious

★ Brewed in a Familiar Brewery Setting

★ 7000 Beer Breweries Crowd the US Market; yet only 18 Sake Breweries

★ Sake Draws Customers from Beer, Wine and Spirits Markets

★ Naturally Gluten-Free and Locally Made



US = 1/3 JAPANESE SAKE EXPORTS

★ 2011-2016 US Sake
   Volume grew by 16%

★ Japanese Exports to the US
   Grew 300% over
   the past 5 Years

★ 1st East Coast Japanese
   Sake Brewery Set to Open
   in 2020

JAPANESE SAKE EXPORTS, 2001-2017



Source: Japan Ministry of Finance, Trade Statistics.

nippon.com

>20 SAKE BREWERIES LIMITS ACCESS TO FRESH, LOCAL SAKE


COLUMBIA
SASKATCHEWAN
NEWFOUNDLAND AND LA
ONTARIO
QUEBEC
WASHINGTON
MONTANA
NORTH DAKOTA
MINNESOTA
NB
PE
Ottawa
Montreal
MAINE
NOVA SCOT
OREGON
IDAHO
WYOMING
SOUTH DAKOTA
WISCONSIN
MICHIGAN
Toronto
VT
NH
NEW YORK
MA
CT RI
Chicago
IOWA
NEBRASKA
ILLINOIS
OHIO
PENN
NEVADA
UTAH
United States
COLORADO
KANSAS
MISSOURI
INDIANA
Philadelphia
MD
DE
NJ
WEST VIRGINIA
VIRGINIA
San Francisco
CALIFORNIA
Las Vegas
KENTUCKY
TENNESSEE
NORTH CAROLINA
OKLAHOMA
ARKANSAS
Los Angeles
ARIZONA
NEW MEXICO
San Diego
Dallas
MISSISSIPPI
ALABAMA
SOUTH CAROLINA
GEORGIA
TEXAS
LOUISIANA
Houston
Gulf of California
FLORIDA
Gulf of Mexico

A LOT OF REVENUE STREAMS

- ★ Self Distribution: Bottle & Keg
- ★ Taproom Draft Pours
- ★ Taproom Bottle Sales
- ★ Taproom Food & Fun
- ★ Merchandise
- ★ Events
- ★ Kasu (Sake Lees)


Merch
Cans
TRIPLE CROSSING BREWING




DION'S
fine wine · spirits · craft beer
DOVE TAIL SAKE
SMALL BATCH MASS. MADE
@dovetailsake
S51-410
www.dovetailsake.com

MASSACHUSETTS DISTRIBUTION


天の戸
男山
菊水
道灌

PHASE 1: Metro Boston area through self-distribution

PHASE 2 : Reaching vacation destinations in Western Mass and on the Cape

- < 15K restaurants in MA
- +/- 1,600 Japanese & Chinese restaurants in MA
- < 1800 liquor stores in MA
- Single serving sake cup sales are up everywhere

FUTURE OF FARTHEST STAR SAKE






Permanent
Food Truck.

Expanded
distribution.

Boston tasting
experience.

Shochu distillery.

TODD BELLOMY

todd@fartheststarsake.com

617-510-4611





Todd Bellomy is seeking investors to join him in building Farthest Star Sake brewery and taproom. Once established, it will be the only one of its kind in New England.